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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q
             [ ]Form N-SAR [ ]Form N-CSR

          For Period Ended:        June 30, 2005
                                -------------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ------------------

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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

 Willbros Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

 Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098
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Address of Principal Executive Office (Street and Number)

 Panama, Republic of Panama
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[ ] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  Persons who are to respond to the collection of information SEC 1344 (07-03) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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Willbros Group, Inc. (the "Company") is filing Form 12b-25 because it needs additional time to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which was due on August 9, 2005. As previously reported, the Company has been unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the "First Quarter 2005 Form 10-Q"). The primary reason for the delays is the Company's investigation into facts and circumstances surrounding improper activities of a former senior executive and other employees of the Company which will result in the restatement of the Company's financial statements for the years 2002 and 2003 and the first three quarters of 2004. In addition, the Company has not finalized its assessment of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act.

Until this review and restatements of prior year financial statements are completed and the Company files its 2004 Form 10-K and First Quarter 2005 Form 10-Q, the Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Warren L. Williams                   713                     403-8064
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           (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     Annual Report on Form 10-K for the fiscal year ended December 31, 2004;
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Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Willbros Group, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    August 10, 2005              By: Warren L. Williams
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                                         Senior Vice President, Chief Financial
                                         Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and

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     Regulations under the Act. The information contained in or filed with the
     Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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           EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12b-25


The Company's investigation discussed in Part III of this Form 12b-25 and management's evaluation of the impact of its findings on the Company and its financial results are ongoing. The Company will restate its financial results for the years ended December 31, 2002 and 2003, and the first three quarters of 2004, and the Company has been unable to complete and file its 2004 Form 10-K and First Quarter 2005 Form 10-Q. Although the Company anticipates that its Form 10-Q for the quarter ended June 30, 2005, will include significant changes in results of operations from the corresponding period for the last fiscal year, as of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a narrative or quantitative assessment of those changes.

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